Exhibit (e)(26)

Gmarket

http://www.gmarket.co.kr

Gmarket Inc.

9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

(02) 3016 5700

April 16, 2009

Chairman Ki-Hyung Lee

c/o Interpark Corporation

8th Floor, (NamSeoul Building)

1304-3 Seocho-Dong, Seocho-Gu

Seoul, 137-074 Korea

Interpark Corporation

8th Floor, (NamSeoul Building)

1304-3 Seocho-Dong, Seocho-Gu

Seoul, 137-074 Korea

Attention: CFO Dong-Hwa Kang

RE: Share Allocation and Tender Offer Agreement

Dear Chairman Lee and Interpark Corporation:

We hereby reference: (i) the Share Allocation and Tender Offer Agreement (the “Master Agreement”), dated as of April 16, 2009, among eBay Inc., a Delaware corporation (“Parent”), eBay KTA (UK) Ltd., a company incorporated under the laws of the United Kingdom and an indirect wholly-owned subsidiary of Parent (“Sub”), and Gmarket Inc., a company organized under the laws of the Republic of Korea (the “Company”); (ii) the Agreement to Tender and Voting Agreement, dated as of April 16, 2009, among Parent, Sub and Mr. Ki-Hyung Lee (“Chairman Lee”); and (iii) the Agreement to Tender and Voting Agreement, dated as of April 16, 2009, among Parent, Sub and Interpark Corporation, a company organized under the laws of the Republic of Korea (“Interpark,” and together with Chairman Lee, the “Shareholders”) (the agreements under clauses (ii) and (iii) referred to herein as the “Agreements to Tender”). Capitalized terms used in this letter agreement not otherwise defined shall have the meanings given such terms in the Master Agreement.

In connection with the transactions contemplated under the Master Agreement and the Agreements to Tender, and as an inducement to and in consideration of Chairman Lee and Interpark entering into the Agreements to Tender, the Company hereby agrees as follows:

1. In the event that the Company becomes aware of a breach or overtly threatened breach by Parent or Sub of its obligations under the Master Agreement to consummate the Offer or to accept for payment, and deliver the Offer Price in exchange for, all Company Securities validly tendered (and not withdrawn) pursuant to the Offer, the Company agrees to:

(A)	as soon as reasonably practicable thereafter, and subject to the execution of a mutually acceptable joint defense and confidentiality agreement intended to preserve legal privileges, consult with the Shareholders and their representatives regarding the circumstances surrounding, and status of, such breach or threatened breach and the plans of the Company to pursue legal or equitable remedies in respect of each breach or threatened breach (and, thereafter, the Company shall keep the Shareholders and their representatives reasonably apprised of all material developments known to the Company or its legal counsel relating to such breach or threatened breach and the pursuit of any such remedies);

(B)	to the extent deemed appropriate in the reasonable judgment of the either (x) the Company’s legal counsel or (y) such other reputable counsel as the Shareholders may propose, which the Company will engage (provided such legal counsel is reasonably acceptable to the Company and the Company is able to negotiate reasonable terms of compensation with such legal counsel), the Company shall bring a claim (“Claim”) against Parent and Sub seeking (i) a decree or order of specific performance to enforce the observance and performance of Parent’s and Sub’s obligations under the Master Agreement (and an injunction restraining such breach or threatened breach), or (ii) if specific performance is, for any reason, unavailable, monetary damages (including claims for damages based on the consideration that would have otherwise been payable to the shareholders of the Company (“Share Premium Damages”)), as soon as reasonably practicable following any such breach or threatened breach; and

(C)	subject to the execution of a mutually acceptable joint defense and confidentiality agreement intended to preserve legal privileges, provide Shareholders and their representatives with a reasonable opportunity to review and comment on any of the Company’s pleadings relating to the Claim prior to the filing of such pleadings, and provide Shareholders copies of all pleadings filed by the other parties to the litigation and, to the extent that the Company may do so without violating any law, court order or contractual obligation applicable to the Company, access to documents provided by such other parties in discovery or otherwise.

2. If the Company receives any monetary damages or other damages, awards or other proceeds as a result of a final judgment from a court of competent jurisdiction or a final settlement with Parent and Sub, in each case, in respect of a Claim relating to a breach or threatened breach by Parent or Sub of its obligations under the Master Agreement as described in Section 1 above, then the Company shall, within 30 days after receipt of such proceeds (or as soon thereafter as is reasonably practicable), distribute (or otherwise cause to be paid directly) to the Shareholders and the other Shareholders of the Company (on a pro rata basis and based on a class-measurement date as determined by the court or in accordance with such settlement) all of the proceeds from such Claim received by the Company after deducting an amount equal to the damages suffered by the Company to the extent related to such breach or threatened breach, including without limitation all costs, expenses, amounts paid in settlement, damages, losses and/or judgments directly or indirectly incurred by the Company to the extent relating to or arising from (i) the negotiation of, and efforts to consummate, the transactions under the Master Agreement, (ii) costs and expenses to pursue the Claim and defend any counterclaims in connection therewith pursued against the Company or any director, officer, employee, agent or representative of the Company by Parent or Sub, including without limitation any appeals related thereto, (iii) any action, suit, proceeding or investigation commenced or maintained by any governmental authority or third party, including without limitation any shareholder of the Company, to the extent relating to or arising from the Master Agreement and the transaction contemplated thereby, (iv) any income taxes or other taxes payable by the Company and based on the receipt of the proceeds of such Claim; and (v) any other damages or losses suffered or incurred by the Company to the extent relating to or arising out of such breach or threatened breach as determined by a court of competent jurisdiction (“Direct Damages”); provided that, it is understood and agreed that in any Claim, the Company (to the extent the Company is not prohibited under applicable law from doing so, within the reasonable judgment of its legal counsel) shall plead and request both the quantum of estimated Direct Damages in addition to the aggregate amount of Share Premium Damages, as well as any amounts necessary to gross-up the Shareholders and the other shareholders of the Company (e.g. for any taxes withheld or incurred by the Company on or in respect of such amounts) such that the full amount of Share Premium Damages would be received by the Shareholders and the other shareholders of the Company upon distribution or other payment. Subject to its obligation under clause (C) of Section 1 above, the Company shall have exclusive control of all proceedings relating to any Claim. The Company may settle or compromise any Claim without the consent of the Shareholders at any time and upon such terms and conditions as the Board of Directors of the Company determines in good faith to be in the best interests of the Company in accordance with its fiduciary duties under applicable Legal Requirements.

3. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, USA, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, however, that any matter that, under the internal affairs doctrine of the law of the State of Delaware, is governed by the laws of the Republic of Korea by reason of the Company being incorporated under the laws of the Republic of Korea, shall be governed exclusively by the laws of the Republic of Korea. In any action between the parties arising out of or relating to this letter agreement, each of the parties irrevocably and unconditionally consents and submits to the non-exclusive jurisdiction and venue of the courts in the State of Delaware, USA.

4. The Company agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement are not performed in accordance with its specific terms or were otherwise breached. The Company agrees that, in the event of any breach or threatened breach by the Company of any covenant or obligation contained in this letter agreement, the Shareholders shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. The Company further agrees that the Shareholders shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4, and the Company irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5. Any term or provision of this letter agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this letter agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

6. This letter agreement may be executed in counterparts and by facsimile, and each counterpart and facsimile shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned. Nothing contained in the Agreement shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature whatsoever or by reason of this Agreement. Each party hereto shall bear its own expenses in connection with this Agreement.

[Signature page follows]

The parties have executed this letter agreement as of the date first above written.

GMARKET INC.

By:	/s/ Y.B. Ku
Name:	Young Bae Ku
Title:	Chief Executive Officer

Acknowledged and agreed:

KI-HYUNG LEE

/s/ K.H. Lee
Ki-Hyung Lee

INTERPARK CORPORATION

By:	/s/ K.H. Lee
Name:	Ki-Hyung Lee
Title:	CEO

4